
Ask
FUNDING
money when it matters


10015255

1 February 2010

SEC No. 82-34925

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Dear Sir/ Madam, Impact Capital Ltd

The attached papers relate to submissions by the Company, under Rule 12g3-2(b) in respect to the month of January 2010.

Sincerely,

Alison Hill
Chief Financial Officer
& Company Secretary

2/24

P 1800 587 827
F 1300 727 390
PO Box 7111
Riverside Centre,
Brisbane Qld 4001
This product is issued by
Ask Funding Limited.
ABN 22 094 503 385

BRISBANE SYDNEY MELBOURNE PERTH AUCKLAND

1800justask.com.au



ASX / MEDIA RELEASE

29 January 2010

RELEASE FROM QUARTERLY CASH FLOW REPORTING

- **ASK has been released from quarterly cash flow reporting obligations after meeting ASX requirements imposed since reinstatement to the Official List in August 2005**
- **Cumulative net operating cash flows for the last ten quarters, including two non-conforming quarters, have totalled $1.1 million**

Niche legal sector and pre-settlement lender Ask Funding Limited (ASX: AKF) is pleased to advise that the Company has satisfied the requirements of the ASX in respect of its quarterly cash flow reporting obligations which were a condition of its reinstatement to the Official List in August 2005.

Consequently the Quarterly Cash Flow Report (Appendix 4C) released today will be the final report for the Company which will now report on its cash flows bi-annually as a part of its interim and full year earnings results.

In order to satisfy the ASX conditions Managing Director Russell Templeton said ASK had been required to lodge at least eight quarterly reports and at least four consecutive quarterly reports with positive operating cash flows.

"We have now met these conditions, further highlighting the resilience and sustainability of the Company's leveraged business model," Mr Templeton said.

"ASK's cash inflows are solely reliant on loan repayments made on a bullet, rather than periodic, basis and this unique aspect meant our net operating cash flows were negative for a longer period than most other companies."

However, Mr Templeton said the Company had achieved positive operating cash flows for all but two quarters since the quarter ending June 30, 2007, where those two quarters were anomalous due to the inclusion of significant annual tax payments, and had generated positive cumulative operating cash flows of $1.1 million in that time.

ABOUT ASK FUNDING

Ask Funding Limited (formerly Impact Capital Limited) was the first mainstream pre-settlement lender to list on the Australian Securities Exchange.

The company's main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Inheritance Funding; and
- Outlay disbursement funding for key legal firms and their clients.

For further information please contact:

Russell Templeton
Managing Director
+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622

Alison Hill
Chief Financial Officer and Company Secretary
+ 61 (0) 7 3211 8000
+ 61 (0) 411 488 850

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

ASK FUNDING LIMITED

ABN	Quarter ended ("current quarter")
22 094 503 385	**31 DECEMBER 2009**

CONSOLIDATED STATEMENT OF CASH FLOWS

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers for: (note 1)		
	(a) Interest income	2,995	6,262
	(b) Fee income	388	762
1.2	Payments to suppliers for		
	(a) staff costs	(718)	(1,377)
	(b) advertising and marketing	(579)	(753)
	(c) research and development	-	-
	(d) leased assets	-	-
	(e) other working capital	(548)	(1,098)
1.3	Dividends received	-	-
1.4	Other interest income received (note 2)	24	50
1.5	Interest expense and other costs of finance paid (note 3)	(639)	(1,303)
1.6	Income taxes paid	(882)	(1,257)
1.7	Other	-	-
	Net operating cash flows	**41**	**1,286**

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	**Net operating cash flows (carried fwd)**	**41**	**1,286**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) other intangible assets (software)	(523)	(1,006)
	(e) plant and equipment	(2)	(14)
	(f) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) other intangible assets (software)	-	-
	(e) plant and equipment	-	-
	(f) other non-current assets	-	-
1.11	Loans advanced to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (note 4)		
	(a) loans advanced to customers	(8,023)	(13,355)
	(b) loans repaid by customers	10,591	20,299
	(c) payments for loans assigned by a third party	-	-
	Net investing cash flows	**2,043**	**5,924**
1.14	**Total operating and investing cash flows**	**2,084**	**7,210**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(1,000)	(4,300)
1.19	Dividends paid	(611)	(611)
1.20	Other – transaction costs (note 5)	(17)	(43)
	Net financing cash flows	**(1,628)**	**(4,954)**
	Net increase (decrease) in cash held	**456**	**2,256**
1.21	Cash at beginning of quarter/year to date	4,307	2,507
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**4,763**	**4,763**

Explanatory notes to "Cash flows related to operating activities"

Note 1:	Receipts from customers Operational receipts from customers represent interest and fee income received on the repayment of loans. As the loans to customers are not subject to periodic repayments but are repaid in one sum on final settlement of the customers underlying legal matter, the amount of interest and fee income included in the operational receipts for the period can differ significantly from the accrual based calculation of interest and fee income for recognition in the profit for the same period. On a cumulative basis however the amounts are equal. Operational receipts from customers do not include repayments of principal amounts as these are considered to be cash flows related to investing activities (refer note 4 below). (a) Interest income Interest income received includes fees charged on the establishment of the loan which form an integral part of the effective interest rate charged on funds advanced. (b) Fee income Fee income received includes annual assessment and account servicing fees, the amount of which can not be established on commencement of the loan to customers and which does not form a part of the effective interest rate.
Note 2:	Other interest income is received on surplus cash deposits held at bank.
Note 3:	Interest and financing costs are paid on facilities disclosed at item 3.1 below.

Explanatory notes to "Cash flows related to investing activities"

Note 4:	Loans advanced to and repaid by customers represent principal amounts only and are classified as investing cash flows in recognition of their capital nature. Interest and fee receipts generated from this capital investment are classified as operating receipts from customers (refer note 1) rather than as investing cash flows.

Explanatory notes to "Cash flows related to financing activities"

Note 5:	Transaction costs incurred represent amounts paid to financiers, professional advisors and to taxation authorities in respect of additional debt facilities and financing strategy.

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	194
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	55,500	40,700
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	4,058	3,602
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other Term deposits with restricted use under terms of bank bill facility agreement but which considered cash for purposes of this cash flow statement	705	705
	Total: cash at end of quarter (item 1.23)	**4,763**	**4,307**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not* (delete one)~~ give a true and fair view of the matters disclosed.



Sign here: .... Date: ....29 January 2010...
(Director/~~Company secretary)~~

Print name: ....RUSSELL TEMPLETON.......

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.